                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                                (Amendment No. _3__ )*


                            Hampshire Group, Limited
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    408859106
--------------------------------------------------------------------------------
                                 (CUSIP Number)



                                February 28, 2007
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [X]   Rule 13d-1(b)

         [ ]   Rule 13d-1(c)

         [ ]   Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13G

CUSIP No.      408859106


----------------------------------------------------------------------------------------------------------------------------

          1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

               AMVESCAP PLC
               AIM Funds Management Inc.

----------------------------------------------------------------------------------------------------------------------------

          2.   Check the Appropriate Box if a Member of a Group (see
               Instructions)
               (a)
               (b)

----------------------------------------------------------------------------------------------------------------------------

          3.   SEC Use Only  ___________________________

----------------------------------------------------------------------------------------------------------------------------

          4.   Citizenship or Place of Organization

               AMVESCAP PLC: England
               AIM Funds Management Inc.: Canada

----------------------------------------------------------------------------------------------------------------------------

                                    5.      Sole Voting Power 811,600: Such
                                            shares are held by the following
                                            entities in the respective amounts
                                            listed:

                                            AIM Funds Management Inc. 811,600

Number of Shares           --------------------------------------------------------------------------------------------------
Beneficially Owned
by Each Reporting                   6.      Shared Voting Power   -0-
Person With
                           --------------------------------------------------------------------------------------------------

                                    7.      Sole Dispositive Power 811,600: Such
                                            shares are held by the following
                                            entities in the respective amounts
                                            listed:

                                            AIM Funds Management Inc. 811,600

                           --------------------------------------------------------------------------------------------------

                                    8.      Shared Dispositive Power   -0-

----------------------------------------------------------------------------------------------------------------------------

          9.   Aggregate  Amount  Beneficially  Owned by Each  Reporting  Person

               811,600

----------------------------------------------------------------------------------------------------------------------------


          10.  Check if the Aggregate  Amount in Row (9) Excludes Certain Shares
               (See Instructions) N/A

----------------------------------------------------------------------------------------------------------------------------

          11.  Percent of Class Represented by Amount in Row (9)        10.34%

----------------------------------------------------------------------------------------------------------------------------

          12.  Type of Reporting Person (See  Instructions)
               IA, HC. See Items 2 and 3 of this statement.

                                  SCHEDULE 13G

Item 1(a)         Name of Issuer:
                  Hampshire Group, Limited

Item 1(b)         Address of Issuer's Principal Executive Offices:
                  215 Commerce Boulevard
                  Anderson, SC  29625

Item 2(a)         Name of Person Filing:
                  AMVESCAP PLC

                  In accordance with Securities and Exchange Commission Release No. 34-39538 (January 12, 1998),
                  this statement on Schedule 13G or amendment thereto is being filed by AMVESCAP PLC
                  ("AMVESCAP"), a U.K. entity, on behalf of itself and its subsidiaries listed in Item 4 of the cover of this statement. AMVESCAP through such subsidiaries provides investment management services to institutional and individual investors worldwide.

                  Executive officers and directors of AMVESCAP or its subsidiaries may beneficially own shares of the securities of the issuer to which this statement relates (the "Shares"), and such
                  Shares are not reported in this statement. AMVESCAP and its subsidiaries disclaim beneficial ownership of Shares beneficially owned by any of their executive officers and directors. Each of AMVESCAP's direct and indirect subsidiaries also disclaim beneficial ownership of Shares beneficially owned by AMVESCAP and any other subsidiary.

Item 2(b)         Address of Principal Business Office:
                  30 Finsbury Square
                  London EC2A 1AG
                  England

Item 2(c)         Citizenship:
                  See the response to Item 2(a) of this statement.

Item 2(d)         Title of Class of Securities:
                  Common Stock, $.10 par value per share

Item 2(e)         CUSIP Number:
                  408859106

                  Item 3 If this statement is filed pursuant to ss240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

          (e) [x] An investment adviser in accordance with section 240.13d-1(b)(1)(ii)(E)

          (g) [x] A parent holding company or control person in accordance with section 240.13d-1(b)(1)(ii)(G)

                  As noted in Item 2 above, AMVESCAP is making this filing on behalf of its subsidiaries listed herein. Each of these entities is either an investment adviser registered with the United
                  States Securities and Exchange Commission under Section 203 of the Investment Advisers Act of
                  1940, as amended, or under similar laws of other jurisdictions. AMVESCAP is a holding company.

Item 4            Ownership:

                  Please see responses to Items 5-8 on the cover of this statement, which are incorporated herein by reference.

Item 5            Ownership of Five Percent or Less of a Class:

                  If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ]

Item 6            Ownership of More than Five Percent on Behalf of Another Person:

                  N/A

Item 7            Identification and Classification of the Subsidiary Which Acquired the Security Being reported on By the Parent Holding Company:

                  Please see Item 3 of this statement, which is incorporated herein by reference.

Item 8            Identification and Classification of Members of the Group:

                  N/A

Item 9            Notice of Dissolution of a Group:

                  N/A

Item 10           Certification:

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                  Signature:

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                                                   March 9, 2007
                                                                      --------------------------------------------
                                                                                        Date


                                                                      AMVESCAP PLC

                                                                      By:  /s/ Lisa Brinkley
                                                                      --------------------------------------------


                                                                                   Lisa Brinkley
                                                                             Global Compliance Director
